FORM 18-K/A
Amendment No. 2
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to whichregistration is effective	Names of exchanges on which registered

N/A*	N/A	N/A
Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2004 comprises:
     (a)     Pages numbered 1 to 4 consecutively.
     (b)     The following exhibits:

Exhibit 1 —	Pricing Agreement, dated September 13, 2006, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$3,000,000,000 5.25% Notes due September 20, 2016;

Exhibit 2 —	Form of 5.25% Note due September 20, 2016;

Exhibit 3 —	Names and addresses of the Underwriters of the Republic of Italy’s 5.25% Notes due September 20, 2016;

Exhibit 4 —	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 5.25% Notes due September 20, 2016; and

Exhibit 5 —	Opinion, dated September 20, 2006, of Dottoressa Elena Comparato, Head of Unit VI of the Legal Affairs Directorate of the Treasury Department — Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$3,000,000,000 5.25% Notes due September 20, 2016.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5

SIGNATURE
     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 28th day of September, 2006.

REPUBLIC OF ITALY

By: Name:	/s/ Maria Cannata D.ssa Maria Cannata
Title:	Director General – Treasury Department – Direction II
Ministry of Economy and Finance

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EXHIBIT INDEX

Exhibit	Description	Page No.

1	Pricing Agreement, dated September 13, 2006, between the Republic of Italy and the Underwriters named therein, relating to the Republic’s US$3,000,000,000 5.25% Notes due September 20, 2016

2	Form of 5.25% Note due September 20, 2016

3	Names and addresses of the Underwriters of the Republic of Italy’s 5.25% Notes due September 20, 2016

4	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 5.25% Notes due September 20, 2016

5	Opinion, dated September 20, 2006, of Dottoressa Elena Comparato, Head of Unit VI of the Legal Affairs Directorate of the Treasury Department - Ministry of Economy and Finance of the Republic of Italy relating to the Republic of Italy’s US$3,000,000,000 5.25% Notes due September 20, 2016

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